Filed by Alliant Techsystems Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Orbital Sciences Corporation
Commission File No.:  001-14279

Commission File No. for Registration Statement
on Form S-4:  333-198460

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between ATK and Orbital, pursuant to which the newly formed sporting company, Vista Outdoor Inc. (“Vista Outdoor”), will be distributed to ATK’s stockholders and Orbital will merge with a subsidiary of ATK with Orbital surviving the merger as a wholly-owned subsidiary of ATK (the “Transaction”), the expected timetable for completing the Transaction, benefits and synergies of the Transaction and the expected tax treatment for the Transaction, future opportunities for Vista Outdoor and the ATK/Orbital combined company (the “Combined Company”) and products and any other statements regarding Vista Outdoor’s, ATK’s, Orbital’s, and the Combined Company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “expected,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the parties’ ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of approval of both ATK’s stockholders and Orbital’s stockholders; the regulatory approvals required for the Transaction not being obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in connection with the Transaction within the expected time-frames or at all and to successfully integrate Orbital’s operations with those of the ATK Aerospace & Defense (“ATK A&D”); the integration of Orbital’s operations with those of ATK A&D being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the Transaction; the retention of certain key employees being difficult; Vista Outdoor’s ability to operate successfully as a standalone business; Vista Outdoor’s, ATK’s and Orbital’s ability to adapt its services to changes in technology or the marketplace; Vista Outdoor’s, ATK’s and Orbital’s ability to maintain and grow its relationship with its customers; reductions or changes in NASA or U.S. Government military spending, timing of payments and budgetary policies, including impacts of sequestration under the Budget Control Act of 2011, and sourcing strategies; intense competition; increases in costs, which the business may not be able to react to due to the nature of U.S. Government contracts; changes in cost and revenue estimates and/or timing of programs; the potential termination of U.S. Government contracts and the potential inability to recover termination costs; reduction or change in demand for commercial ammunition, firearms or accessories, including the risk that placed orders exceed actual customer requirements; risks associated with expansion into commercial markets; actual pension and other postretirement plan asset returns and assumptions regarding future returns, discount rates, service costs, mortality rates, and health care cost trend rates; greater risk associated with international business, including foreign currency exchange rates and fluctuations in those rates; other risks associated with U.S. Government contracts that might expose Vista Outdoor, ATK or Orbital to adverse consequences; costs of servicing debt, including cash requirements and interest rate fluctuations; security threats, including cybersecurity and other industrial and physical security threats, and other disruptions; supply, availability, and costs of raw materials and components, including commodity price fluctuations; government laws and other rules and regulations applicable to Vista Outdoor, ATK and Orbital, such as procurement and import-export control, and federal and state firearms and ammunition regulations; the novation of U.S. Government contracts; performance of subcontractors; development of key technologies and retention of a qualified workforce; fires or explosions at any of Vista Outdoor’s, ATK’s or Orbital’s facilities; environmental laws that govern past practices and rules and regulations, noncompliance with which may expose Vista Outdoor, ATK or Orbital to adverse consequences; impacts of financial market disruptions or volatility to customers and vendors; results of acquisitions or other transactions, including the ability to successfully integrate acquired businesses and realize anticipated synergies, cost savings and other benefits, and costs incurred for pursuits and proposed acquisitions that have not yet or may not close; unanticipated changes in the tax provision or exposure to additional tax liabilities; and the costs and ultimate outcome of litigation matters and other legal proceedings. Additional information concerning these and other factors can be found in Vista Outdoor, ATK and Orbital’s filings with the Securities and Exchange Commission (the “SEC”), including ATK and Orbital’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, ATK’s registration statement on Form S-4 (which registration statement has not yet been declared effective) and Vista Outdoor’s registration statement on Form 10 (which registration statement has not yet been declared effective). Vista Outdoor, ATK and Orbital assume no obligation to update or revise publicly the information in this communication, whether as a result of new information, future events or otherwise, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

In connection with the proposed transaction between ATK and Orbital, ATK and Orbital intend to file relevant materials with the SEC.  ATK has filed a registration statement on Form S-4 that includes a joint proxy statement of ATK and Orbital that also constitutes a prospectus of ATK (which registration statement has not yet been declared effective). In addition, Vista Outdoor filed with the SEC a registration statement on Form 10 (which registration statement has not yet been declared effective). INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT, FORM 10, REGISTRATION STATEMENTS/PROSPECTUSES AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ATK, ORBITAL, VISTA OUTDOOR AND THE PROPOSED TRANSACTION. The joint proxy statement, Form 10, registration statements/prospectuses and other documents relating to the proposed transaction can be obtained free of charge from the SEC's website at www.sec.gov. These documents can also be obtained free of charge from ATK upon written request to ATK by emailing investor.relations@atk.com or by calling Michael Pici at 703-412-3216 or from Orbital upon written request to Orbital at investor.relations@orbital.com or by calling Barron Beneski at 703-406-5528.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. ATK, Orbital and certain of their respective directors and executive officers, however, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding ATK directors and executive officers may be found in its Annual Report for the year ended March 31, 2014 on Form 10-K filed with the SEC on May 23, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on June 13, 2014. Information regarding Orbital's directors and executive officers may be found in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on February 25, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on March 11, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants is also included in the joint proxy statement/prospectus.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

* * * * *

ATK Transaction Update Conference Call
Moderator: Laura Fox-Anderson
November 19, 2014
3:30pm CT

Operator:
Good afternoon everyone and welcome to the ATK Transaction Update Conference Call. Today’s conference is being recorded. After prepared remarks, there will be a period of question and answer. We ask that you limit yourself to one question and, if time permits, one follow-up. At this time I would like to turn the call over to Michael Pici, ATK Director, Investor Relations. Please go ahead sir.

Michael Pici:
Thank you, Laura, good afternoon and thank you for joining us. During today’s call we will provide a status update to the previously announced  merger transaction with Orbital Sciences and the spinoff of ATK sporting business. With me this afternoon, Mark DeYoung, ATK’s President and Chief Executive Officer and Neal Cohen, Executive Vice President and Chief Financial Officer.

Before we begin, I'd like to remind everyone that during today’s call we will be making several forward-looking statements and we make these statements under the safe harbor provisions of the private security litigation reform act. These forward-looking statements reflect our best estimates and assumptions based on our understanding of information known to us today. These forward-looking statements are subject to the risks and uncertainties that face ATK and the industries in which we operate.

We encourage you to review today’s press release and ATK’s SEC filings for more information on these risk factors and uncertainties. Please also note that we have posted presentation materials on our Web site at ATK.com which supplement our comments this afternoon and include a reconciliation of non-GAAP financial measures. With that said, I'll turn the call over to you Mark.

Mark DeYoung:
All right, Mike, appreciate that. Good afternoon everyone, we appreciate you joining us on our call today. Neal Cohen and I would like to spend this time walking you through the latest developments regarding ATK’s proposed transaction to spin off our sporting business and to merge our A&D business with Orbital Sciences. So first I'd like to speak about the merger. Since the Antares launch failure October 28, ATK management and the board of directors have worked to understand Orbital’s recovery and go-forward plan on Antares as well as any potential impacts to their business.

On November 5, Orbital announced a recovery and go-forward plan to support NASA’s CRS cargo delivery requirements. In this plan, Orbital has announced they will consolidate the remaining CRS program delivery missions from five missions to four missions. They will use the flexibility of their Orbital Cygnus Cargo Spacecraft to be launched on one or two non-Antares vehicles. Accelerate the introduction of a new Antares propulsion system upgrade in 2016 and utilize the flexibility of the Cygnus Cargo Spacecraft to carry increased payloads on the four planned remaining missions, which satisfies the CRS cargo delivery requirements by the end of 2016.

ATK and its board have concluded, based on the information available at this time, that successful program execution of Orbital’s recovery plan is likely. The recovery plan risks are manageable, both on Orbital’s assumptions and our own stress test scenarios that we applied to their assumptions. We believe that the overall financial impact to the CRS program is minimal. Information from Orbital indicates that their overall earnings and cash flow remain largely intact with minimal impacts.

And according to Orbital, the customer is positively engaged on the recovery and likely to approve the revised launch schedule in a reasonable period of time. Earlier this week we announced that ATK’s board of directors continues to support and endorse the deal, recognizing the merits of the transaction. We believe this transaction creates long-term value by combining key capabilities from ATK and Orbital to meet the needs of our customers, increasing our competitiveness and delivering meaningful revenue and cost synergies. And enhancing focus, innovation and competitiveness for the plan Vista Outdoor.

We completed a thorough and deliberate review and analysis of the incident and any associated impacts. I'm going to turn the time over to Neal Cohen who’s going to talk to you about our review process. Neal?

Neal Cohen:
Thanks Mark, good afternoon everyone. Over the last two weeks, Orbital provided ATK granular operating, timing and financial assumptions around their recovery plan. This information included certain non-public information. ATK’s team evaluated individual key assumptions against several factors including the technical feasibility and rationale of Orbital’s solution, the flexibility of the enhanced Cygnus capsule to deliver required cargo, the likely availability and cost of alternative launch solutions benchmarked against available industry information, the likely availability of alternative engine solutions benchmarked against available industry information, a comprehensive review of an updated CRS EAC.

And other key assumptions such as insurance recovery and facility and replacement repair costs. In addition to these factors, the team also stress-tested Orbital’s recovery plan assumption. We looked at extended launch windows and resulting impacts on earnings and cash flows, we analyzed one-time costs associated with Orbital’s recovery plan. Where appropriate we used outside experts to validate assumptions, we assessed customer and political risk and we also closely examined CRS extension and follow-on implications.

ATK and our board concluded that based on current information, the execution of the Orbital recovery plan - the execution of the Orbital recovery and go-forward plan is likely. The risk associated with the recovery plan is manageable. The overall financial impact from the CRS program to Orbital is minimal and based on the recent Antares failure and based upon the likelihood of the implementation of Orbital’s recovery plan, we believe the incremental risk to Orbital competing in the CRS follow-on is limited.

This review process was necessary, appropriate and informative. It ensures the board and our shareholders have appropriate information to determine our path forward. We will continue work with Orbital to monitor the progress on the execution of the recovery plan. And although risks remain, we believe that there are key milestones and deliverables that can be monitored over the coming weeks. With that I'd like to turn it back over to Mark.

Mark DeYoung:
Okay Neal, thank you. So based on the time we've taken to complete the thorough analysis, the timeline for the transaction obviously will slip. Both ATK and Orbital have rescheduled their separate special stockholder meetings to January 27 of 2015. ATK’s shareholders vote on the issuance of shares to stockholders of Orbital and Orbital’s stockholders will vote on the proposed transaction. Currently we are also working through all regulatory review and we expect completion of all regulatory review in December.

The transaction is subject to the customer and closing conditions and we expect the closing now to occur in February of 2015. I believe this transaction as we laid out for you in April maintains the same strategic rationale, focuses our portfolio into two clear and distinct markets with two capable companies, presents a long-term growth opportunity for our shareholders and positions our company for continued success.

Turning to the spinoff now I want to briefly update you on the shooting sports market. During the second quarter, we saw organic sales and operating profit decrease, which was primarily driven by lower sales volume in firearms and our Legacy accessories. We had a slight increase in ammunition sales and Bushnell achieved 10% profit margins. As many of you noted, our industry and ATK have seen exceptional growth rates, however the shooting sports market is currently normalizing.

For us, it appears the shooting sports business peaked in the second half of our fiscal year 2014. Many of you have asked when we'd see the market impact, the trough and the return to a new normal. Based on recent information including insights from our largest customers encompassing both retailers and distributors, the average market correction period in this industry has been approximately 18 months. The company continues to execute our strategy for the sporting group and we continue to outperform our peers and grow market share.

We have broadened our current portfolio specifically with the latest acquisitions to create new positions in outdoor recreation markets. For example we're seeing better than anticipated performance in our sports eyewear and in our golf ((inaudible)). We now expect that due in part to recent strategic acquisitions of Savage and Bushnell, this year’s FY15 revenue will actually grow at double digit rates. However, our FY15 year over year organic revenue is expected to decline.

Due to current market correct, we expect to see year over year organic sales decline in the mid single digits as reflected in our current guidance. And we expect the two year organic review CAGR for FY13-15 in the high single, low double digits, consistent with long-term growth trends. In FY16, we expect to see a recovery from current market conditions and return to modest growth with that growth occurring in the back half of the year.

The plan to spin off sporting remains on track. Our vision has continued to expand our world leadership in outdoor recreation with a focused strategy, an experienced and dedicated management team and a flexible balance sheet. Following the spinoff, our focus for Vista Outdoor will be to maximize shareholder value by leveraging our scale, our distribution network and our leadership positions, capitalizing on growing recreation markets, focusing on innovation and new products, enhancing the portfolio with new product categories to grow the business, returning to high single digit organic growth that is consistent with long-term market dynamics while delivering additional growth from focused strategic acquisitions that create value.

We believe we can continue to deliver execution excellence and continue to outperform our peers. And considering post spinoff opportunity for Vista Outdoor to look at capital performance strategies that could include a sharing purchase program. To conclude, these past few weeks have been informative and productive regarding the transaction as we work through the A&D path forward and continue to prepare for the proposed spinoff of the sporting business into Vista Outdoor.

ATK’s review process combined with Orbital’s quick response and cooperation has led our board of directors to reaffirm that this transaction is prudent and intact. After considering all of the available options, the ATK board continues to recommend our shareholders vote affirmatively for the issuance of shares to Orbital’s stockholders. We'll now open the discussion up to take any questions you may have about the transaction or about the call today.

Operator:
If you'd like to ask a question, please press star 1 on your touch-tone phone, that is star 1 on your touch-tone phone. To withdraw yourself from the queue, you may press the #. And once again we ask that you limit yourself to one question and if time permits we will allow you to re-enter the queue for one follow-up. Thank you. We'll take our first question from (Steven Kayho) of Royal Bank of Canada.

(Steven Kayho):
Yes, thank you, good afternoon. Maybe just the first question, I thought the sporting kind of walkthrough there was very helpful, certainly at the revenue level it brings a lot of clarity. If we're thinking about the margin profiles that go along with that, you did have, you know, the step down in the organic margin in the second quarter. Does that move down along with the negative growth or is there a trough level that we would see around the 15% or 14% or anything qualitative or quantitative you can give us there would be very helpful, both Legacy and Bushnell.

Neal Cohen:
Yes. Hi, this is Neal. Clearly, as we work through the market normalization that - thank you very much, you know, we provided that insight on the revenue. On the margin side I think we're going to continue to see some pressure on margin, but on the other hand, we've been - as Mark has alluded to in prior calls, we've really transformed our portfolio over the last two years through a number of initiatives on mix, on efficiency, new product introductions working with our customers.

So we think that our margins will normalize but that we think they will normalize at very attractive levels in the long run and they will be more indicative of go-forward margins that are closer to where you see them today than historical margins.

(Steven Kayho):	So we shouldn't expect them to revert back to sort of ‘13 levels, is that a fair assessment to make?

Neal Cohen:
I think there will still be some margin pressure go-forward but I think that the things that we've been doing to rebuild the portfolio, to implement the mix improvements, efficiencies will allow us to continue to work on maintaining margins but there will be pressure on margins go-forward.

Mark DeYoung:
I mean the key challenges here, (Steven), in terms of those pressures Neal is alluding to largely are going to be competitive pressures, right. From our competitors in the space and what they may feel a need to do in terms of pricing and other things. And as we mentioned on our second quarter call, we're leveraging all the tools in our toolbox to maintain margins but a lot of that is going to be driven by market conditions and our ability and need to compete and we will work our way through that and obviously deliver the highest margins possible.

Operator:	Our next question comes from (Yatam Kana) of Cowen and Company.

(Yatam Kana):	Hey, good afternoon.

Male:	Hey (Yatam).

(Yatam Kana):
Hey Mark so just to actually expand on that last answer you gave, you did mention last - on the earnings call, you know, not getting into the price shootouts that you're seeing some of your competitors kind of leading the market ((inaudible)). We - my checks certainly show that pricing at retail for all types of ammunition seems to be softening, certainly relative to where it was two and three months ago and I just wondered, you know, what kind of pressure are you feeling from retailers? Does this actually start to flow upstream or is this a trend you think you can actually resist given your premium products portfolio and the like.

Mark DeYoung:
Yes, (Yatam), I think the answer to that - I want to give you a little detail. The answer to that is a bit of a mixed bag. So I think you're correct in terms of the premium of product will be less susceptible potentially to margin erosion than some of our what we call promotional product. So a lot of what you're seeing as you ((inaudible))in the market, (Yatam), I think you're seeing that there are beginning to be discounts in what we call promotional product. Nine millimeter product, the 223 556 kind of ammunition that we've talked about all year long being under pressure from price and a lack of sustained demand, those are the kind of things where we anticipate pricing pressure.

But those are also areas where we have invested heavily in our factory and the future strategy with efficiency improvement, capital investment to modernize our facilities knowing that at some point some of these pricing pressures could return. So to Neal’s point about this isn't exact same portfolio we had a few years ago, that’s also true of our factories. Our factories aren't exactly the same factories we had a few years ago because we have continued to modernize and automate them.

And so again, we will see some pricing pressure, we believe we'll see it in certain categories where you have more of a commodity product. We can't turn a blind eye to that, we must compete. We want to grow and maintain our market share so we will probably find ourselves in some of those competitive environments, which also leverage price. But I think we're in a better position to compete in those environments and deliver better margins than we were a few years ago and that’s what we're going to have to leverage.

(Yatam Kana):
And Mark, is there any quantitative characterization you can give us of your ammo portfolio and how it compares with a couple years back when you had the bulk ammo trade down, when the margins were under 6%. Is it, you know, X percent now is more - is premium versus, you know, a couple years ago? Is there any quantitative metrics you can give us some comfort with.

Mark DeYoung:
Yes, so let me try that one (Yatam). First let me go back to the event you're referencing. So that was in the fourth quarter, about two years ago, and we had a bleeding I would call it, a bleeding of the margins in the commercial space. It was largely driven by what I am referring to as commodity products, it was largely driven -- and you will probably recall this -- by that Lake City product being discounted and pushed through in that quarter.

I actually do not see a path, I do not see a likelihood of us returning in any way to finding ourselves in a scenario that looks like that. So first of all I think that is in the rearview mirror, it's a couple years ago, I think it was an excessive situation of inventory and clearance that occurred and I don't expect to see that again.

Second of all, to the other part of your question in terms of the go-forward -- I think if you look at what we have done with SKU rationalization over the last two years - we started this almost two years ago Christmas holiday, it was over Christmas time when SKU rationalization was birthed. I think when you look at that SKU rationalization you'll find that we have better positioned our product lines and our various offered ammunition products -- whether it be a good, better, best strategy or a premium product versus a promotional product -- we have reduced the number of low margin SKUs that are available for us to sell and that we have made available to the market.

Other ammunition companies by the way have followed our lead which I think bodes well for getting rid of the dogs if you will in terms of margin generation or portfolio and just having a better mix. You know, Neal referred to mix, this is part of what Neal was talking about. We actually have a better mix and we're carrying that mix forward with us so I think those kinds of things will help us.

Operator:	Our next question comes from (Mike Charmoli) of Key Bank. Your line is open.

(Mike Charmoli):
Hey, good afternoon guys, thanks for taking the questions. Mark, just to stay on the ammo kind of demand environment I guess, I guess the merger kind of transaction with Orbital you guys called out 200 million of ammo sales that would be realized by the defense entity being able to recognize sales to Vista. Has that level changed with kind of this view of the environment? I mean are there still going to be an expectation of 200 million in annual ammo sales?

Mark DeYoung:
(Mike), yes, so the 200 million - just to refresh everyone’s memory, the 200 million was the internal sales, which were being generated in the course of the prior year. At the time we made the announcement, remember it was April, we just finished our prior fiscal year March 31st and we'd been running at that run rate of about 200 million. Obviously since that time the demand for that product and the volume of that product has declined.

So I do not believe it will be in that $200 million range but the arrangement, the long-term supply agreement -- which as you may recall was a three-year contract -- remains intact. It will be lower volumes but the ability to get those volumes from Lake City and exclusively sell them through Vista Outdoor will remain intact and we're working that everyday to sell as much as we can and to compete in that space. But it will be lower, at least in the near term, than that 200 million.

(Mike Charmoli):
Okay, okay, that’s helpful. And then could you just elaborate, I mean what did the board - what did your team actually, you know, look - what kind of data analysis did you perform, financial analysis to get comfortable that there wasn’t going to be any long-term adverse impact from the Antares failure, either on, you know, the rockets market opportunity, future CRS contracts. I mean can you give us a sense of, you know, what kind of homework you guys did?

Neal Cohen:
Yes, this is Neal. You know, first and foremost it started with an assessment of their granular plan that they provided us and we had lots of information around assumptions on execution, what new solutions would look like, what timing would look like, what cost would look like. And we were able to sort through all that detailed information but at the same - and assess that we thought that the execution of the recovery plan was likely and that the - that the risks were manageable.

And you also match that with the support from the customer, the engagement and the fact that NASA remains committed to commercial space, that NASA remains committed to working with partners who bring affordable, innovative solutions to the marketplace and we - when you combine the assessment of the likelihood of the execution of the recovery plan with the - NASA’s continuing involvement and the interest in affordable innovation and Orbital’s ability to continue to deliver that, those factors came together to allow us to reach the conclusions that we talked about. That we thought there would be limited impact in the go-forward business and the go-forward competition.

Operator:	Our next question comes from Robert Spingarn of Credit Suisse, your line is open.

(Joe):
Hi, good afternoon, this is actually (Joe) on for (Rob). I have a couple of questions. First just to stick with sporting, you said in FY16 you expect a return to modest growth, I just wanted to sort of - to see what you were thinking. Is that, you know, is that - does that mean low single digit, mid single digit, just wanted to get some clarity around what you characterize as modest growth in fiscal 16.

Mark DeYoung:
Yes, I - let me just - I think that you're right in terms of the range as you just said so you kind of answered my question. So it's in that low to mid single digit recovery I believe occurs next year. I also believe, as I stated, that the peak was in our - last two quarters of our last fiscal year, that was the market peak. We're now in a downturn, we're into it, frankly going on almost a year. Here toward the end of the calendar it’ll be going on a year. I said that we believe that the market believes that it's about an 18 month probably expected cycle as we normalize, that’ll put us into somewhere in the middle of next calendar year.

And that is why we believe the return to these growth rates will occur in the back half of our next fiscal year. So that’s what we see and your estimate is in the range that we would expect.

Neal Cohen:
I think it's worth adding Mark that all of our comments and our color in terms of both revenue, the competitiveness of the environment, margins, are all taken into account in the guidance that we have already provided to the market with regard to FY15. So all this information is consistent with and already built into the guidance that we've provided.

Operator:	And our final call will come from (Gray Conrad) of Jeffries. Your line is open.

(Gray Conrad):
Good afternoon. Was just hoping to touch, you know, this incident kind of brings to the forefront, you know, the importance of propulsion. And I know you guys had submitted a proposal for an RD180 replacement a couple months ago and you're hearing more and more rhetoric about, you know, increasing the domestic supply. Have you seen any other opportunities out there, peer, you know, for new propulsion systems or materialize?

Mark DeYoung:
Well as you may know, you know, we mentioned previously that we had submitted a proposal to the Air Force for a next generation launch vehicle for the Air Force that had a solid propulsion solution in it. We are always pursuing opportunities to showcase and to deliver the merits of solid propulsion in terms of its reliability, its proven safety over decades and its performance. So there are opportunities including as I mentioned the Air Force proposal we submitted that we continue to look for to do that.

We also have as you may be aware the stratolaunch capability that we have been working. That -- as you may recall -- is to take a solid propulsion system up well above the earth on a large aircraft and to then drop that propulsion system at altitude. That’s a nice solid propulsion, it is referred to now as the Eagles Program but others may know it as stratolaunch so that’s new for us and we're on that team with Orbital and proposing that solution as we go forward and actually developing and doing work now for future testing of that solution for a solid propulsion solution.

And in terms of your question you alluded to the need for a change, I think, you know, this Russian discussion which has gone on about Russian-based solid - liquid propulsion systems and their role in our propulsion launch vehicles, I would just mention that in my opinion, as much as the country may desire to have an alternative propulsion system which does not rely on Russian liquid propulsion, there is no solutions available that I am aware of in the near term which will allow us to have a different solution other than the solutions which are being used right now that are Russian based engines.

So I think the one thing you have to understand here is this will take some time to work its way through.

(Gray Conrad):
Thanks and then just quick follow-up on the sporting side. You touched on it a little bit but outside of guns and ammunition, you know, are you seeing any notable trends and when we think about this part of market, how does that kind of shape this acquisition strategy going forward?

Mark DeYoung:
Sure. So let me talk about that a little bit in a larger context. So if you look at the outdoor recreation market, 40 million Americans participated in the outdoor recreation market next year. That’s 15% of the population. Of that, camping, cycling, kayaking, canoeing, hiking, all those things are included and there's about 20 categories of outdoor recreation which these 40 million people participate in.

Camping is very high on that in terms of outdoor recreation. Most - there were - the average participant in outdoor recreation goes on five outdoor camping trips per year on multi-day trips and they use a variety of gear on those trips, everything from tents to batteries to outdoor lighting to outdoor cooking, et cetera. That market is growing. The average age of an outdoor recreation participant in that broader outdoor recreation market is only 32 years old. Participation is almost 50/50, it's about 47% female, 53% male so it's broadly participated in by people who are doing this of both genders.

The number of participants that are out in the field is actually growing, the age as I said is attractive in the low 30s. So I think the broader outdoor recreation market is a growth market, much of the sales and distribution of that kind of equipment and products are consistent with our distribution of our shooting sports products through retailers like Cabella’s or Dick’s or Sports Warehouse or Gander Mountain or Bass Pro Shop. So we're in that lane and I think it bodes well for the strategy for Vista Outdoor to be able to leverage our sales, marketing, distribution and relationships to participate in that obviously growing market with a great demographic with the broad participation rates.

And so I think in terms of Vista Outdoors’ future, we're - we remain in a very good position and I think outdoor recreation remains a very attractive market for us.

Neal Cohen:
And I think just to add - to echo Mark’s point, we believe that’s going to be part of the integral strategy to go forward and to continue to outperform the market, the integration of all these capabilities across a broad portfolio working with our customers, working with the marketplace, the best in class knowledge of the marketplace will allow us to continue to outperform the market and drive the types of efficiencies and performance in the business to allow us to get the types of results from these assets.

Mark DeYoung:
Okay, I believe - thank you, I believe you were the last question so I think that concludes questions. I appreciate everybody’s participation on our call today, I appreciate your patience as we worked our way through the analysis that we did and we look forward to talking with you again. Thank you very much.

Operator:	Thank you, this does conclude our conference call for today. You may now disconnect your lines and if...

END